Exhibit 99.1

Zhaopin Announces Receipt of Preliminary Non-Binding Proposal

May 5, 2016

BEIJING, May 5, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focusing on connecting users with relevant job opportunities throughout their career lifecycle, today announced that its board of directors (the "Board") has received a preliminary non-binding proposal letter, dated May 5, 2016, from Mr. Evan Sheng Guo, director and chief executive officer of the Company, Mr. Ge Wang, vice president of the Company, Mr. Weigang Wang, vice president of the Company, Mr. Luyang Tang, vice president of the Company, Mr. Tianruo Pu, chief financial officer of the Company, and Sequoia China Investment Management LLP (together, the "Proposing Buyer Group"), proposing to acquire all outstanding ordinary shares in Zhaopin not owned by the Proposing Buyer Group for US$17.75 in cash per American depositary share, or US$8.875 per ordinary share of the Company, in a taking-private transaction (the "Transaction") .  A link of the proposal letter is attached as Exhibit A to this press release.

According to the proposal letter, the Proposing Buyer Group intends to fund the consideration payable in the Transaction with a combination of equity and/or debt capital.

The Company expects that the Board will adopt various procedures and protocols designed to evaluate the proposal and safeguard the interest of the Company's shareholders that are unaffiliated with the Proposing Buyer Group.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the preliminary non-binding proposal letter from the Proposing Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

Exhibit A: Non-binding Proposal to Acquire Zhaopin Limited

SOURCE Zhaopin Limited

For further information: Zhaopin Limited, Ms. Daisy Wang, Investor Relations, (86-10) 5863 5888, Email: ir@zhaopin.com.cn

Exhibit A

Non-binding Proposal to Acquire Zhaopin Limited

May 5, 2016

The Board of Directors

Zhaopin Limited (the “Company”)

By email

Ladies and gentleman:

We, Evan Sheng Guo, the Chief Executive Officer of the Company (the “CEO”), Ge Wang, Weigang Wang, Luyang Tang, Tianruo Pu, and Sequoia China Investment Management LLP (北京红杉坤德投资管理中心(有限合伙)) (“Sequoia”, together with the CEO, Ge Wang, Weigang Wang, Luyang Tang, Tianruo Pu and any additional equity investors admitted by Sequoia and the CEO to the consortium, the “Consortium” and each a “Consortium Member”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (including Class A ordinary shares represented by American Depositary Shares of the Company (“ADSs”, each representing two Class A ordinary shares of the Company)) and Class B ordinary shares of the Company not already owned by us in a transaction (the “Acquisition”) as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 12.17% to the volume-weighted average price during the last 30 trading days and a premium of 14.33% to the volume-weighted average price during the last 90 trading days. We believe privatization of the Company would allow the Company to invest heavily for the future and compete effectively in the fast changing China market without worrying about short-term gains.

1.	Consortium. The Consortium Members will form an acquisition company for the purpose of implementing the Acquisition and the Consortium Members have agreed to work together exclusively in pursuing the Acquisition.

2.	Purchase Price. We propose to acquire all of the outstanding Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares of the Company (in each case other than those held by the Consortium Members that may be rolled over in connection with the Acquisition) at a purchase price in cash equal to $8.875 per Class A ordinary share, $8.875 per Class B ordinary share and $17.75 per ADS.

3.	Funding. We intend to finance the Acquisition with a combination of equity and debt capital. Equity financing would be provided by the Consortium Members, and we expect definitive commitments by financial institutions for the required debt to be in place when the Definitive Agreements (as defined below) are signed.

4.	Due Diligence. We have engaged U.S. and Hong Kong legal counsels to the Consortium and we believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner with the full cooperation of the Company, and in parallel with discussions on the Definitive Agreements (as defined below).

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the CEO in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition.

In considering our offer, you should be aware that the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.	Confidentiality. We expect the Company to make a public announcement in connection with receiving our proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	About Sequoia. Sequoia is an international private equity and investment firm. Since its inception in September 2005, Sequoia China funds has initiated and managed numerous U.S. dollar and RMB funds, and has become one of China’s most successful venture capital and private equity funds.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

10.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Yours sincerely,

/s/ Evan Sheng Guo
Evan Sheng Guo

/s/ Ge Wang
Ge Wang

/s/ Weigang Wang
Weigang Wang

/s/ Luyang Tang
Luyang Tang

/s/ Tianruo Pu
Tianruo Pu

Sequoia China Investment Management LLP (北京红杉坤德投资管理中心(有限合伙)) (seal)

By: /s/ Zhou Kui
Name: Zhou Kui
Title: Executive Partner